Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, California 94111

Telephone: (415) 856-7000

Facsimile: (415) 856-7100

www.paulhastings.com

1(415) 856-7007

davidhearth@paulhastings.com

January 20, 2022

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Ms. Alison T. White

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentleman:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Alison T. White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 3, 2021 and January 15, 2022, with respect to the Registrant’s Post-Effective Amendment No. 108 (the “Amendment”), which contained proposed disclosure related to a new series of the Registrant, designated the iMGP RBA Responsible Global Allocation ETF (the “Fund”).

The Staff’s comments are set forth below in bold typeface for your reference. Page references in the text of this response letter correspond to page numbers from the Amendment. Capitalized terms have the same meaning ascribed to them in the Amendment unless otherwise indicated. Revised disclosure intended to address these comments is included in a further post-effective amendment to be filed on or about today’s date. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant in preparing and submitting this response letter.

*    *    *    *    *    *

The Registrant’s responses to the Staff’s comments are as follows:

1.	Please provide the Fund’s class ID and ticker symbol in the revised post-effective amendment.

Comment accepted. The Registrant has included that information with the revised filing.

Summary Prospectus

2.	Please include the Fund’s completed Fees and Expenses table in the revised post-effective amendment.

Comment accepted. The Registrant has included the completed table on page 1 of the revised prospectus.

3.	In the preamble to the Example on page 1, if true, please note that the example reflects the expense limitation for the period it is in place.

Comment accepted. The Registrant has added disclosure stating that example reflects the net expenses of the Fund that result from the contractual operating expense limitation for the period through April 30, 2023.

4.

Under “Principal Strategies” on page 2, the Registrant states, “After determining the target asset allocation mix, RBA selects the asset classes and market exposures that historically have had the most compelling characteristics given RBA’s macroeconomic assessment.” Please provide examples of what RBA considers to be “compelling characteristics.”

Comment accepted. The Registrant has supplemented that disclosure as follows:

“With respect to its macroeconomic assessment and determination of “compelling characteristics,” RBA considers factors such as profits, investor sentiment, and liquidity; for example, a country or asset class that demonstrates accelerating profits and plentiful liquidity but negative investor sentiment would be one viewed as having compelling characteristics by RBA.”

5.

Please revise the last sentence of the second paragraph under “Principal Strategies” in plain English. That sentence states, “RBA believes its expertise lies in identifying economic and profit cycles and overlaying the global regional, size and style tilts that have the potential to outperform in these varying cycles, while maintaining a rigorous and disciplined long-term asset allocation strategy.”

Comment accepted. The Registrant has revised that disclosure as follows:

“RBA believes its expertise lies in identifying ~~economic and~~ profit cycles, that is, periods of acceleration and deceleration in profits, and ~~overlaying the global regional, size and style tilts~~ weighting the Fund’s investment portfolio towards the particular market segments that have the potential to outperform, while maintaining a rigorous and disciplined long-term asset allocation strategy.”

6.	The Fund’s name includes the term “global.” Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Comment acknowledged. The Registrant notes that the cited release and related footnote do not apply the names rule to the term “global” nor do they specify a minimum percentage of non-U.S. exposure, provided the fund maintains exposure to a number of countries throughout the world. However, the Registrant has supplemented the disclosure under “Principal Strategies” to confirm that required exposure, as follows:

“The Fund defines foreign companies as those domiciled or principally traded outside of the U.S., or that are economically tied to foreign countries based on company operations, for example, a company that derives a substantial portion of its total revenues or earnings from business activities in a foreign country. The Fund actively manages its exposure to a wide range of foreign countries (under normal market conditions, “wide range” meaning at least three countries outside the U.S.) relative to their weightings within the Fund’s global benchmark, the MSCI ACWI Index, by increasing or decreasing its allocation to Underlying Vehicles that have exposure to foreign companies in either a single country or across multiple countries. Countries or regions chosen for emphasis and/or de-emphasis will vary over time based on RBA’s assessment of a range of proprietary and non-proprietary quantitative indicators and its macro-economic analysis and judgment.”

7.

Is the Fund investing directly in foreign companies, or is it investing in other funds that invest in foreign companies? Please clarify the types of investments the Fund will make and how it analyzes them.

Comment accepted. The Registrant has supplemented the disclosure under “Principal Strategies” as described in Comment 6 above.

8.

Throughout the “Principal Risks” section beginning on page 3 of the prospectus, for the risks that the Fund will take on through investing in other vehicles, state so clearly. For Debt Securities and Fixed Income Risk, for example, will the Fund be exposed to that risk because the Fund invests directly in debt, or because the Fund invests in other funds that invest in debt?

Comment accepted. The Registrant has revised the principal risk disclosure where appropriate to state that through its investments in Underlying Vehicles, the Fund is subject to the risks indicated.

9.	We note a statement under “Leverage Risk” that the Fund should be considered highly leveraged. Please revise the Principal Strategies disclosure to describe the types of leverage the Fund will employ.

Comment accepted. No leverage will be employed. The Registrant has removed “Leverage Risk” as a principal risk.

Statutory Prospectus

10.

We note the following disclosure on page 9 of the prospectus: “As noted above, the Fund may engage in short sales with respect to derivatives, but will not engage in short sales of individual securities.” We are unable to locate where in the summary prospectus it states that the Fund can engage in shorts sales with respect to derivatives. Please reconcile.

Comment accepted. The Fund does not anticipate engaging in short sales with respect to derivatives. The Registrant has removed the cited disclosure on page 9.

11.	When discussing the multi-manager exemptive order on page 9 of the prospectus, please advise whether that order applies to affiliated and/or unaffiliated managers.

Comment acknowledged. The last sentence under the heading “Multi-Manager Exemptive Order” states, “Pursuant to the order, shareholder approval is required before iM Global enters into any sub-advisory agreement with a manager that is affiliated with the Fund or iM Global.” Therefore, the Registrant has not revised the related disclosure.

Statement of Additional Information

12.

Please delete or supplementally explain the legal basis for the statement that the Trust reserves the absolute right to reject an order for Creation Units in circumstances (d) and (f) on page 56 of the Statement of Additional Information. Please also remove the word “absolute”.

In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). The disclosure in question is sufficiently broad to run counter to the Commission’s position.

Additionally, the Staff would like to better understand the circumstances surrounding the provisions that would allow for the rejection Creation Unit orders in circumstance (d).

Comment accepted. The Registrant has removed (d) and (f) as circumstances under which the Trust may reject an order for Creation Units and has removed the descriptor “absolute”.

*    *    *    *    *    *

Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc:	iM Global Partner Fund Management, LLC